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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.    )(1)


                           Kleer-Vu Industries, Inc.
              ----------------------------------------------------
                                (Name of issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of class of securities)


                                     498494
              ----------------------------------------------------
                                 (CUSIP number)


              Mr. Barry Reifler, CFO
              MicroTel International, Inc.
              2040 Fortune Drive, San Jose, California 95131
              (408) 435-8520
              ----------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 June 20, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 5 Pages)


- ----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                             13D                    Page __ of __ Pages
- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

          MicroTel International, Inc.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          EIN #77-0226211

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  / /
                                                              (b)  /X/
- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               641,944
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          641,944
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.7% which includes 2,725,020 shares of Common Stock and 900,000 shares**
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** of preferred stock which votes as one class with the Company stock.

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Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.010 per share ("Common Stock") issued by Kleer-Vu Industries, Inc., a Delaware Corporation (the "Company"), whose principal executive offices are located at 921 West Artesia Boulevard, Compton California, 90220.

Item 2. Identity and Background.

     This statement is filed by MicroTel International, Inc., a corporation formed under the laws of Delaware having a business 2040 Fortune Drive, San Jose California 95131 (the "Reporting Person"). The Directors and Executive Officers of the Reporting Person are Mr. Henry A. Mourad, President and Director, Mr. Jack Talon, Director, Daniel Dror, Chief Executive Officer, Chairman of the Board and Director, William Lewisham, Director, Jacque Moisset, Vice President and Barry Reifler, Vice President, Secretary and Treasurer (collectively the "Directors and Executive Officers"). All Directors and Executive Officers maintain a business address at 2040 Fortune Drive, San Jose California 95131 and are citizens of the United States.

     The Reporting Person, or the Directors and Executive Officers have not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in jointing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     The voting rights (and thus beneficial ownership) relating to 641,944 shares of Common Stock enured to the Reporting Person pursuant to a default of a security interest on a promissory note assigned for the benefit of the Reporting Person made by the Issuer in the original amount of $1,444,445. The Reporting Person will own the 641,944 shares of Common Stock upon foreclosure on the security interest.


Item 4. Purpose of Transaction.

     The purpose of the foreclosure on the Common Stock is for investment. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of shares of Common Stock held by it at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j), of Item 4 of Schedule 13D. The Reporting Person may review or

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reconsider his position with respect to the Issuer or to formulate plans or proposals with respect to any such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person beneficially owns an aggregate of 641,944 shares of Common Stock as a result of having the voting rights of such shares, constituting approximately 23.5% of the Issuer's Common Stock, or 17.7% of the total voting shares outstanding, which shares include 2,725,020 shares of Common Stock and 900,000 shares of preferred stock at May 12, 1996. The Preferred Stock votes as one class with the Common Stock. The Reporting Person has sole voting power with respect to all the shares of Common Stock which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days except for the acquisition of the option.

     Subject to the Reporting Person's right to foreclose on such shares, no person other than Hardee and Mr. Hardee, the record owners of the 641,944 shares of Common Stock, has the right to receive or the power to direct receipt of dividends or the proceeds of sale of the shares of Common Stock. Upon foreclosure, such rights will rest with the Reporting person only.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On September 29, 1993, Hardee Capital Partners, L.P. ("Hardee") executed and delivered two secured non-interest bearing promissory notes in the principal amount of $805,555 and $1,444,445 (the "Notes") payable to Elk International Corporation Limited ("Elk"). The Notes were due and payable in full on December 31, 1995. The Notes were delivered as partial consideration for the purchase of certain shares of Common Stock of the Issuer from Elk, and are secured pursuant to security and pledge agreements executed on September 29, 1993 (the "Security Agreements"), and by the personal guarantee of David W. Hardee, individually.

     On November 8, 1994, the $1,444,445 Note and the collateral with respect to such Note (641,944 shares of the Issuer's Common Stock), were assigned to MicroTel International Inc. (the "Reporting Person").

     In December 1995, the Reporting Person agreed to extend the maturity of the $1,444,455 Note to December 15, 1996 in consideration for the payment by Hardee of $358,300. Hardee did not pay $8,300 of such amount as agreed, therefore, Hardee defaulted on the obligation to the Reporting Person. A notice of default was given to Hardee and the default was not cured. Under

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the terms of the Security Agreement, upon default, the Reporting Person has the immediate right to vote all shares subject to such agreement, in addition to its rights of foreclosure with respect to all of such shares. It is the position of the Reporting Person that the Security Agreement, securing the $1,444,445 Note, covers 641,944 shares representing 23.6% of the Issuer's outstanding Common Stock and that the Reporting Person has the sole right to vote such shares. As of the date hereof, the Reporting Person has not commenced foreclosure proceedings with respect to such shares of Common Stock.

     It is the Reporting Person's position that the above described default by Hardee could result in a change of control of the Issuer.

     There are no other contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies, except as otherwise disclosed herein.

Item 7. Materials to be filed as Exhibits.

     10.1. Letter Agreement dated September 29, 1993 between Hee Poong Park and Hardee Capital Partners ("Purchasers") and Elk International Corporation Ltd. ("Elk") Whereby Elk agrees to sell an aggregate of 250,000 shares of Common Stock of Kleer-Vu Industries, Inc. for an aggregate of $3,611,110 consisting of $2,000,000 cash and $1,611,110 in the form of promissory notes ("Notes").

     10.2. Secured non-interest bearing Promissory Note, dated September 29, 1993 in the principal amount of $805,000 made by Hee Poong Park for the benefit of Elk.

     10.3. Secured non-interest bearing Promissory Note, dated September 29, 1993 in the principal amount of $805,000 made by Hardee Capital Partners, Ltd. for the benefit of Elk.

     10.4. Security and Pledge Agreement, dated September 29, 1993 by Elk as pledgee and Hee Pong Park as pledgor.

     10.5. Security and Pledge Agreement, dated September 29, 1993 by Elk as pledgee and Hardee Capital Partners, Ltd. as pledgor.

     10.6. Escrow Agreement dated September 29, 1993 by and between Elk, Hee Poong Park, Hardee Capital Partners, L.P. and City

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National bank as Escrow Agent.

     10.7. Release Agreement dated September 29, 1993 between Hardee Capital Partners, L.P., David W. Hardee, Hee Pong Park, Kleer-Vu Industries, Inc., Elk and Daniel Dror.

     10.8. Guarantee Agreement dated September 29, 1993 by David Hardee as guarantor in favor of Elk, guaranteeing the an $805,555 promissory note made by Hardee Capital Partners to Elk.

     10.9. Guarantee Agreement dated January 3, 1994 by David Hardee as guarantor in favor of Elk, guaranteeing the a promissory note dated January 3, 1994, in the principal amount of $1,444,445 made by Hardee Capital Partners to Elk.

     10.10 Secured Non-Recourse Non-Interest Bearing Promissory Note, dated January 3, 1994 in the principal amount of $1,444,445 made by Hardee Capital Partners, Ltd. for the benefit of Elk.

     10.11 Security and Pledge Agreement, dated January 3, 1994 by Elk as pledgee and Hardee Capital Partners, Ltd. as pledgor.

     10.12 Security and Pledge Agreement, dated January 3, 1994 by Elk as pledgee and Hee Poong Park as pledgor.

     10.13 Amended Restated and Consolidated Secured Promissory Note dated January 12, 1996 made by Hee Pong Park for the benefit of Elk in the principal amount of $2,700,000.

     10.14 Letter Agreement dated April 19, 1996, amending the letter agreement dated January 12, 1996, between Hee Poong Park and Elk.

     10.15 Notice of Default from Elk to Hee Poong Park and Hardee Capital Partners, L.P. dated May 30, 1996.


                                       6

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 27, 1996


                                           MICROTEL INTERNATIONAL, INC.

                                           /s/ Daniel Dror
                                           --------------------------------
                                           BY:  Daniel Dror


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